Exhibit 99.1

Brookfield Reinsurance Increases Stake in American Equity Investment Life Holding Company

BROOKFIELD, NEWS, January 7, 2022 – Brookfield Asset Management Reinsurance Partners Ltd. (NYSE, TSX: BAMR) (together with its affiliates, “Brookfield Reinsurance”) today announced that it has purchased an additional 6,775,000 shares of common stock of American Equity Investment Life Holding Company (NYSE: AEL) (“AEL”), bringing its total combined equity interest in AEL to approximately 16%. The share purchase took place pursuant to the terms of Brookfield Reinsurance’s previously announced investment agreement with AEL following receipt of required regulatory approvals on December 29, 2021. Brookfield Reinsurance acquired the additional shares at a price of $37.33 per share, being AEL’s adjusted book value as of September 30, 2021, for total consideration of approximately $253 million.

About Brookfield Reinsurance

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE: BAMR; TSX: BAMR) operates a leading reinsurance business focused on providing capital-based and annuity solutions for insurance and reinsurance companies, and pension risk transfer products for pension plan sponsors. Each class A exchangeable share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A).

For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

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Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.

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